Buenos Aires, July 22, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

Nota PESA – LegC     /16

Ref.: Relevant Fact. Sale of the Company´s participation in Transportadora de Gas del Sur S.A.

Dear Sirs:

I am writing to the National Securities Commission in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) in connection to the relevant fact submitted on July 19, 2016.

In this regard, and as response to the enquiry received via email on July 21, 2016 from Mr. Luis Felipe Marrollo, sub-manager at the Department of Authorizations of Fixed Income Issuances, we would like to present to the public investors the following information in relation to the buyers:

1)           Grupo Inversor Petroquímica S.L

 (i)          Place of Incorporation: Madrid, Spain.

 (ii)         Address: Ebro 3, Madrid, Spain.

 (iii)        Attorney-in-fact:

              Sole Administrator: Marcelo Roberto Sielecki.

General attorneys-in-fact: Marcelo Roberto Sielecki, Carlos Alberto Sielecki, Luis Alberto Fallo and Hugo Néstor Galluzzo, with registered address at Avenida del Libertador 498, 5th floor, Buenos Aires.

2)           WST S.A.

 (i)          Place of Incorporation: Buenos Aires, Argentina.

 (ii)         Address: Avenida Córdoba 1561, 2nd floor, Buenos Aires, Argentina.

 (iii)        Attorney-in-fact: Daniel Werthein.

3)           PCT L.L.C.

(i)                 Place of Incorporation: Delaware, United States of America.

(ii)               Address: 850 New Burton Road, Suite 201, Dover, Delaware, 19904.

Pending registration of Article 123 by Marval, O’Farrell & Mairal, Avenida Leandro N. Alem 882 (1001), Buenos Aires.  Atte: Pablo Viñals Blake.

(iii)             President: Edmond M. Safra.

Furthermore, we inform that the amount of U$S153 must be paid at the closing of the transaction, which is estimated to take place during the week of July 25-29, 2016.

Very truly yours,

Gerardo Carlos Paz

Head of Market Relations